

SE[illegible] [illegible]S
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05043211

UF9-1-05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-53100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **July 1, 2004** and ending **June 30, 2005**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Trenwith Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3200 Bristol Street, Suite 400
(No. and Street)

Costa Mesa	California	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ronald E. Ainsworth (714) 668-7333
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 9 2005
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
07

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald E. Ainsworth, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Trenwith Securities, LLC as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President

Title

Notary Public


"OFFICIAL SEAL"
MARIA F. STAMAS
Notary Public, State of Illinois
My Commission Expires 9-10-2006

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [X] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*


VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

To the Members of
Trenwith Securities, LLC
Costa Mesa, California

We have audited the accompanying statements of financial condition of Trenwith Securities, LLC as of June 30, 2005 and 2004 and the related statements of operations, changes in liabilities subordinated to claims of general creditors and members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trenwith Securities, LLC as of June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Chicago, Illinois
July 20, 2005

TRENWITH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 and 2004

ASSETS

	2005	2004
ASSETS		
Cash	**$ 865,586**	$ 881,953
Deposit with broker-dealer	**25,000**	25,000
Accounts receivable, net of allowance for doubtful accounts of $100,000 and $25,000 for the years ended June 30, 2005 and 2004, respectively	**769,977**	705,844
Due from member	**241,667**	241,667
Due from related parties, net	**343,468**	-
Work in progress	**30,027**	38,439
Non-compete agreement, net	**9,996**	19,992
TOTAL ASSETS	**$ 2,285,721**	$ 1,912,895

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
LIABILITIES		
Accrued expenses	**$ 578,681**	$ 534,087
SUBORDINATED BORROWINGS	**802,500**	898,750
MEMBERS' EQUITY	**904,540**	480,058
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 2,285,721**	$ 1,912,895

See notes to financial statements.

NOTE 1 - Nature of Operations

Trenwith Securities, LLC (the "Company") has operations in Costa Mesa, California; San Francisco, California; New York, New York; Chicago, Illinois; and Boston, Massachusetts. The Company provides long-term capital and corporate development services to companies or principals attempting to expand or divest their businesses. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues from retainer type services are recognized when invoiced at the beginning of each period. Revenues from success fees are recognized only when the contractual contingent condition has been achieved.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after the management of the Company approves the nature of the services to be performed.

The carrying amount of accounts receivable is reduced by a valuation account that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that have yet to be billed to the respective client.

Intangible Assets

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." As such, the Company analyzes intangible assets on an annual basis. There was no impairment noted during either of the two years ended June 30, 2005.

Intangible assets consist of a non-compete agreement which is amortized on the straight-line method over its original useful life of five years. The unamortized portion of the non-compete agreement, $9,996, is expected to be amortized during year-end June 30, 2006.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The Company may be liable for state taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income or the calculation of net capital.

NOTE 3 - Subordinated Borrowings

The Company has a $802,500 subordinated loan agreement with one of its members. The loan bears interest at 7% and expires on September 30, 2007. The NASD approved this subordinated loan agreement; thereby, the amounts due under the agreement are available in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (see Note 8). To the extent that this borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid.

NOTE 4 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $31,221 and $36,252 for the years ended June 30, 2005 and 2004, respectively.

NOTE 5 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various office space, telephone, office services, and computer support. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2006. The total amount paid to the member was $290,276 and $247,176 for the years ended June 30, 2005 and 2004, respectively.

NOTE 5 - Related Parties (cont.)

Occassionally, the Company provides consultation and financial advisory services to one of its members. There was no such activity during the year ended June 30, 2005. The Company charged approximately $475,000 of management and investment advisory fees to the member during the year ended June 30, 2004, of which approximately $1,400 was included in accounts receivable as of June 30, 2004.

In connection with the asset purchase agreement of Trenwith Securities, Inc., one of the members agreed to become contingently liable for attaining future fee income totaling $750,000. $518,333 of these fees were paid during the year ended June 30, 2002, with the remainder to be paid by June 30, 2005. No fees were collected during the years ended June 30, 2005, 2004 or 2003. In addition, this member's initial capital contribution of $10,000 remains unpaid at June 30, 2005. Therefore, the total amount contingently due from this member as of June 30, 2005 and 2004 was $241,667.

From time to time, the Company pays the reimbursable expenses of an entity with a common member. Conversely, a separate entity with the same common member occasionally pays the expenses of the Company that are reimbursed.

NOTE 6 - Warrants

On March 1, 2002, in connection with a success fee arrangement, the Company received warrants to purchase up to 10,000 shares of a closely held company. These warrants expire March 1, 2007. At June 30, 2005 and 2004, the Company's management has estimated the warrants to have no value. Therefore, no amounts have been recorded in these financial statements.

NOTE 7 - Concentrations of Credit Risk/Significant Clients

For the year ended June 30, 2005, the Company derived approximately 40% of its revenue from three clients. These clients individually represented greater than 10% of the total revenues recognized during the year. Amounts due from these clients as of June 30, 2005 approximated $309,000.

For the year ended June 30, 2004, the Company derived approximately 43% of its revenue from three different clients. These clients individually represented greater than 10% of the total revenues recognized during the year. Amounts due from these clients as of June 30, 2004 approximated $145,000.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2005 and 2004, the Company had net capital of $311,905 and $347,990, respectively, which was $261,905 and $297,990, respectively, in excess of its required net capital of $50,000. At June 30, 2005 and 2004, the Company's ratio of aggregate indebtedness to net capital was 2.46 to 1 and 1.43 to 1, respectively.